FEDERATED MANAGED POOL SERIES

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 20, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED MANAGED POOL SERIES (the “Registrant”)

Federated International Dividend Strategy Portfolio (the “Fund”)

1933 Act File No. 333-128884

1940 Act File No. 811-21822

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your January 5, 2015 comments (listed below) on its Rule 485(a) Post-Effective Amendment No. 33 and Amendment No. 35, with respect to the Fund, submitted via EDGAR on November 19, 2014.

1.	Fee Table: Confirm that the Acquired Fund Fees and Expenses will not exceed 1.0 basis point.

Response: It is not anticipated that the Fund will incur any acquired fund fees and expenses.

2.	Fee Table Footnote 2: Confirm the exclusions from the contract waivers.

Response: The Fund confirms the exclusions from the contract waivers disclosed in Footnote 2 are accurate.

3.	Fee Table Footnote 2: What percentage of Shareholders must approve any changes to contractual reimbursements? Please clarify in the table footnote.

Response: The third sentence of Footnote 2 has been revised to read: “Any changes to the contractual reimbursements must be approved by a majority of the outstanding voting securities of the Fund in accordance with the requirements of the 1940 Act.”

4.	Summary and Statutory Prospectus Strategies: The strategy section states that the Fund will concentrate its investments “in one or more of the following industry groups: banks; telecommunication services; insurance; utilities; and energy.” The Fund is either concentrating in a specific sector or it is not; it may not move in and out of different sectors. Please clarify in which sectors the Fund intends to invest.

Response: Respectfully, the Fund believes that it is not required to maintain a concentration policy with respect to investments in any particular “sector.” Rather, Section 8(b)(1) of the Investment Company Act of 1940, as amended, and Item 16(c) of Form N-1A, require a registered investment company to include in its registration statements a recital of its policies with respect to certain activities, including concentration of investments in a particular industry or group of industries. The Fund has adopted and disclosed its fundamental policy to concentrate more than 25% of the value of its assets among one or more specified industries (i.e., a “group of industries”), based on the industry group classifications under the Global Industry Classification Standard, in conformity with applicable law. Other funds have been approved by the Commission with a substantially similar concentration policy. See, e.g., Janus Global Life Sciences Fund, a series of Janus Investment Fund (File Nos.: 811-01879, 002-34393);1 Global Natural Resources Fund, a series of Aberdeen Funds (File Nos. 333-146680, 811-22132).2

5.	Summary Prospectus Strategy: The Fund may use derivative contracts (such as forward contracts) to manage or hedge the Fund’s currency exposure. Are there any other types of derivatives being used as part of the principal strategy? If so, then please list. Are derivatives being used in any other way for cash management?

Response: The use of derivatives is not a principal component of the Fund’s investment strategy and the reference to forward contracts in the disclosure is intended to be illustrative.

_________________

[1] The Janus Global Life Sciences Fund’s concentration policy is as follows: “As a fundamental policy, Janus Global Life Sciences Fund will normally invest at least 25% of its total assets, in aggregate, in the following industry groups: health care, pharmaceuticals, agriculture, cosmetics/personal care, and biotechnology.”

2 The Global Natural Resources Fund’s concentration policy is as follows: “the Fund concentrates at least 25% of its net assets in at least one or more of the following industries or groups of industries: agricultural and farming products; alternative energy sources; base metal production; building materials; chemicals; coal; energy services and technology; environmental services; ferrous and nonferrous metals; forest products; gold and other precious metals; integrated oil; steel and iron ore production; oil and gas exploration and production; paper products; and real estate.” (bullet points omitted).

6.	Summary Risk Section - Mid-Cap Company Risk and Large-Cap Company Risk: Given the inclusion of these risks, the types of companies the Fund will be investing in should be included in the strategy sections.

Response: The requested change has been made. The sentence “The Fund generally invests in large-cap or mid-cap value stocks” that is currently included in the statutory prospectus under “What are the Fund’s Investment Strategies” will be added to the summary prospectus under “What are the Fund's Main Investment Strategies?”

7.	Summary Risk Section - Risk of Investing in Derivative Contracts: Review the derivative disclosure in the strategy section and confirm that it is accurate in light of the risk disclosed.

Response: The Fund has reviewed its disclosure and believes it is complete and accurate.

8.	Statutory Prospectus Strategy: The 80% Rule disclosure is after Temporary Investments. This placement seems incorrect?

Response: The 80% Rule disclosure will be moved to the end of the statutory prospectus strategy section.

9.	Principal Investments – Real Estate Investment Trusts (REITs): Given the inclusion of this disclosure, should REITs be included in the strategy sections?

Response: The sentence “The Fund may also invest in Real Estate Investment Trusts” has been added to the summary prospectus under “What are the Fund's Main Investment Strategies?” and in the statutory prospectus under “What are the Fund's Investment Strategies?”

10.Principal	Investments – Other Investments, Transactions, Techniques: Confirm that these are principal investments, transactions and techniques.

Response: The Fund so confirms.

11.	Principal Investments – Other Investments, Transactions, Techniques – Investing in Securities of Other Investment Companies: Confirm that the Fund does not intend to invest in private funds. Also, confirm that the effect on any Acquired Fund Fees and Expenses is such that these fees remain under 1.0 basis point.

Response: The Fund so confirms.

12.How	to Invest in the Fund: The second sentence of the third paragraph: “The Fund is designed to purchase securities required for the International Dividend Strategies that cannot be efficiently held individually in Eligible Accounts, but can be effectively held in a pooled vehicle, such as a mutual fund,” should be added to the strategy sections. Also, explain why securities can’t be held effectively by Eligible Accounts but can be effectively held by a pooled vehicle.

Response: The disclosure has been added as requested. Supplementally, the Fund notes that managed account trading platforms typically cannot trade in multiple currencies. As a result, without utilizing a pooled vehicle, managed account products are traditionally restricted to holding ADRs instead of locally listed foreign securities. Given the smaller universe of ADRs relative to locally listed common stocks, the potential for thinner trading volumes of existing ADRs, and in some instances, the difficulty with creating an ADR, the Fund allows for the managed accounts to invest internationally via the locally listed common stocks.

13.How	to Redeem Shares: Are Eligible Investors able to direct Discretionary Managers to make redemptions for them? If so, please explain.

Response: Eligible Investors can determine whether or not they want to hold the Shares but they cannot direct Discretionary Managers to make purchases or redemptions for them.

14.Valuation	of Portfolio Securities by the Fund: Confirm placement of this disclosure is correct. Should this section be moved to follow Calculation of Net Asset Value?

Response: This section has been moved to directly follow Calculation of Net Asset Value.

15.SAI	– Derivative Contracts – Credit Default Swaps: Confirm that if the Fund is the Protection Seller, that the Fund will cover the notional exposure under the credit default swap per Section 18 of the Investment Company Act of 1940 and asset segregation guidelines.

Response: The Fund so confirms.

16.SAI	- Portfolio Manager Information: Under the discussion of calculating a portfolio manager’s incentive amount, what is the peer group of comparable accounts? Also, state the Fund’s benchmark by name.

Response: The second and third paragraphs under each Portfolio Manager’s disclosure following the Types of Accounts Managed table have been replaced with the following disclosure:

Federated International Dividend Strategy Portfolio is a sub-component of a larger parent account, the Federated International Strategic Value Dividend ADR Managed Account (the “Account”), managed by the portfolio manager. The Fund’s contribution to performance will be measured at the level of the Account. At the Account level, IPP is measured for the one calendar year period on a pre-tax gross total return on an absolute basis and versus the Account’s designated peer group of comparable accounts. In addition, performance is measured based on the Account’s gross one-year distribution yield on an absolute basis and versus a designated peer group of comparable accounts. Performance is also measured on the Account’s one-year dividend growth rate on an absolute basis and versus the Account’s designated peer group of comparable accounts once a base year is established. Performance periods are adjusted if the portfolio manager has been managing an account for less than five years; accounts with less than one year of performance history under the portfolio manager may be excluded.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8835.

Very truly yours,

/s/ Alice Helscher

Alice Helscher

Senior Paralegal